This CASH AND SHARE EXCHANGE AGREEMENT (this **"Agreement"**) is entered into as of this **8th day of August 2024**, by and among **DOC.COM INC.** (the "**Parent**"), located at 408 Broadway, 2nd Floor, New York, NY 10013, a Delaware corporation, SEC - CIK#: 0001925674, **KNOTION, S.A. DE C.V. ("Knotion")**, and **TMB FINANCIAL, S.A. DE C.V. ("TMB"** and together with Knotion, the "**Companies**"), both located at Av. Paseo del Punhuato #1466, colonia Tres Marías, 58254, Morelia, Michoacán de Ocampo, United Mexican States, and the holders listed on Exhibit "A" attached hereto (together, the "**Equity Holders**" and together with the Parent and the Companies, the "**Parties**"), upon the following premises:

RECITALS

WHEREAS, the Equity Holders are the exclusive and rightful owners of 100% of the issued and outstanding shares of capital stock of TMB;

WHEREAS, TMB is the exclusive and rightful owner of 99.999% of the issued and outstanding shares of capital stock of Knotion and one of the Equity Holders (Mr. Noel Thomas Trainor Padilla) owns 0.001% of such capital stock; and

WHEREAS, the Parent and the Equity Holders desire to enter into a cash and equity exchange transaction, whereby TMB shall become a wholly owned subsidiary of the Parent as a result and pursuant to the terms and conditions of this Agreement.

AGREEMENT

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the Parties to be derived here from, and intending to be legally bound hereby, it is hereby agreed as follows:

ARTICLE I
REPRESENTATIONS, COVENANTS, & WARRANTIES OF THE COMPANIES

As an inducement to, and to obtain the reliance of the Parent, except as set forth in those schedules prepared by the Companies which are attached and made a part hereto (the "**Companies' Schedules**"), the Companies hereby represent and warrant as of Closing Date (as hereinafter defined), as follows:

Section I.1 <u>Organizations</u>

The Companies are limited liability companies (*sociedades anónimas de capital variable*) duly organized, validly existing, and in good standing under the laws of the United Mexican States ("**Mexico**") and have the power and are duly authorized under all applicable laws, regulations, ordinances and orders of public authorities to carry on their business in all material respects as it is now being conducted.

Set forth as <u>Annex A</u> hereof is a copy of the Companies' articles of association (together, the "**Companies' AoA**"). The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Companies' AoA. The Companies have taken all actions required by law, from its Companies' AoA or otherwise to authorize the execution and delivery of this Agreement. The Companies have full power, authority, legal rights and have taken all action required by law, the Companies' AoA, and otherwise to consummate the transactions herein contemplated.

Section I.2 <u>Capitalization</u>

The capitalization of Knotion consists of 175,001 ordinary voting shares, which are the 100% of the issued and outstanding shares of Knotion (the "**Knotion Shares**"), of which 175,000 shares are

owned by TMB and 1 share is owned by one of the Equity Holders (Mr. Noel Thomas Trainor Padilla).

The capitalization of TMB consists of 22,222,222 ordinary voting shares, which are the 100% of the issued and outstanding shares of TMB (the "**TMB Shares**" and together with the Knotion Shares, the "**Companies' Shares**"), which are owned by the Equity Holders.

All the Companies' Shares are fully paid, voting and completely free from any and all Encumbrances (as hereinafter defined), except as in connection with the transactions contemplated in connection with this Agreement.

For purposes of this Agreement, "**Encumbrances**" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, right of preemption, security, fiduciary transfers, fiduciary assignments, title retention, preferential right, preferential arrangements, options, warrants, calls, commitments, trust arrangement or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security, preferential right or any similar security or right in favor of any person or other restrictions on title or transfer of any nature whatsoever and, for the avoidance of doubt, this defined term shall include the creation and/or the agreement to create any Encumbrances whatsoever.

Section I.3 Options or Warrants

There are no existing options, warrants, calls, or commitments of any kind relating to the Companies' Shares.

Section I.4 Absence of Certain Changes or Events

(a) There has not been any material adverse change in the business, operations, properties, assets or condition (financial or otherwise) of the Companies, including, but limited to, retaining any new employees or hiring any contract personnel out of the ordinary course of business or without the written consent of the Parent, or expending any cash on capital purchases, bonuses or other expenses out of the ordinary course of business or without prior written consent of the Parent;

(b) The Companies have not (i) amended their articles of incorporation or by-laws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever their shareholders or purchased or redeemed, or agreed to purchase or redeem, any of the Companies' Shares; (iii) made any material change in its method of management, operation or accounting, (iv) entered into any other material transaction, or become subject to, any material obligation or liability (absolute or transactional) other than in the ordinary course of its business; or (v) made any increase in or adoption of any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement made to, for, or with its managers, officers, directors, or employees out of the ordinary course of business or without the written consent of the Parent;

(c) The Companies have not out of the ordinary course of business or without the written consent of the Parent (i) granted or agreed to grant any options, warrants or other rights for its membership interests, bonds or other corporate securities calling for the issuance thereof, (ii) borrowed or agreed to borrow any funds or contingent, except as disclosed herein; (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights or canceled, or agreed to cancel, any debts or claims; or (iv) issued, delivered, or agreed to issue or deliver any membership interests, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock) except in connection with this Agreement; and

(d) There are no material actions, suits, proceedings, or investigations pending or, to the knowledge of the Companies after reasonable investigation, threatened by or against the Companies or affecting the Companies or their properties, at law or in equity, before any court or

other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind (unless disclosed to the Parent prior to or in this Agreement). The Companies do not have any knowledge of any material default on their part with respect to any judgment, order, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality, or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

Section I.5 Contracts

All contracts, agreements, franchises, license agreements, and other commitments to which the Companies are a party or by which their properties are bound, and which are material to the operations of the Companies taken as a whole are valid and enforceable by the Companies in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

Section I.6 No Conflict with Other Instruments

The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of any material indenture, mortgage, deed of trust, or other material agreement, or instrument to which the Companies are a party or to which any of its assets, properties, or operations are subject, except for the Knotion Credit Agreements (as hereinafter defined); in the understanding that all amounts loaned to Knotion under such agreements shall be funded by Parent to Knotion and subsequently paid by Knotion to the relevant creditors in the terms and conditions set forth in this Agreement.

Section I.7 Compliance with Laws & Regulations

To the best of its knowledge, the Companies have complied with all applicable foreign and domestic statutes and regulations of any federal, state, provincial or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of the Companies or except to the extent that noncompliance would not result in the occurrence of any material liability for the Companies.

Section I.8 Approval of Agreement

The shareholders of the Companies have unanimously authorized the execution and delivery of this Agreement by the Companies, have approved this Agreement and the transactions contemplated hereby, and have waive any and all preferential rights they may have to acquire the Companies' Shares.

Section I.9 Valid Obligation

This Agreement and all agreements and other documents executed by the Companies in connection herewith constitute the valid and binding obligation of the Companies, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section I.10 Information

The information concerning the Companies set forth in this Agreement and in the Companies' Schedules are complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section I.11 Financial Statements

The Companies' financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Companies as of such date and for such period in accordance with applicable accounting principles.

ARTICLE II
REPRESENTATIONS, COVENANTS, & WARRANTIES OF THE PARENT

As an inducement to, and to obtain the reliance of the Equity Holders, except as set forth in those schedules prepared by the Parent which are attached and made a part hereto (the "**Parent Schedules**"), the Parent represents and warrants, as of the Closing Date, as follows:

Section II.1 Organization

The Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the corporate power and is duly authorized under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in all material respects as it is now being conducted. Set forth as Annex B are complete and correct copies of the articles of incorporation of the Parent as in effect on the Closing Date (the "**Parent Charter**"). The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Parent Charter. The Parent has taken all action required by law, the Parent Charter, or otherwise to authorize the execution and delivery of this Agreement, and the Parent has full power, authority, and legal right and has taken all action required by law, the Parent Charter, or otherwise to consummate the transactions herein contemplated.

Section II.2 Free of Encumbrances

The Parent Shares (as hereinafter defined) are fully paid, voting and completely free from any and all Encumbrances, except as in connection with the transactions contemplated in connection with this Agreement.

Section II.3 Absence of Certain Changes or Events

(a) The Parent has not (i) amended the Parent Charter except as pursuant to the transactions in connection with this Agreement; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) made any material change in its method of management, operation or accounting; insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for or with its officers, directors, or employees; and (iv) entered into any transactions or agreements other than in connection with this Agreement and the transactions contemplated herein; or (v) made any increase in or adoption of any profit sharing, bonus, or deferred compensation.

(b) The Parent has not (i) granted or agreed to grant any options, warrants, or other rights for its stock, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent), except liabilities incurred in the ordinary course of business; (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights, or canceled, or agreed to cancel, any debts or claims; or (iv) issued, delivered, or agreed to issue or deliver, any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except as in connection with the transactions contemplated in connection with employment agreements, raising capital and with this Agreement.

Section II.4 Litigation & Proceedings

There are no material actions, suits, proceedings, or investigations pending or, to the knowledge of the Parent after reasonable investigation, threatened by or against the Parent or affecting the Parent or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind (unless disclosed to the Companies in the Parent Schedules). The Parent does not have any knowledge of any material default on its part with respect to any judgment, order, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality, or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

Section II.5 No Conflict With Other Instruments

The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of, any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Parent is a party or to which any of its assets, properties, or operations are subject.

Section II.6 Compliance With Laws & Regulations

The Parent has complied with all applicable foreign and domestic statutes and regulations of any federal, state, provincial or other applicable governmental entity or agency thereof. This compliance includes, but is not limited to, the filing of all reports to date with federal and state securities authorities.

Section II.7 Approval of Agreement

The board of directors of the Parent authorized the execution and delivery of this Agreement by the Parent and has approved this Agreement and the transactions contemplated hereby.

Section II.8 Valid Obligation

This Agreement and all agreements and other documents executed by the Parent in connection herewith constitute the valid and binding obligation of the Parent, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to the qualification that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought.

Section II.9 Information

The information concerning the Parent set forth in this Agreement and the Parent Schedules is complete and accurate in all material respects and does not contain any untrue statements of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section I.12 Financial Statements and Filings

The Parent's financial statements and any other information presented by Parent to investors or market authorities, present fairly, in all material respects, the financial position and results of operations and cash flows of the Parent as of such date and for such period in accordance with applicable accounting principles.

ARTICLE III
PURCHASE PRICE, PAYMENT AND CLOSING

Section III.1 **Purchase Price**

The consideration agreed among the Parties to be paid by Parent to the Equity Holders for all of the TMB Shares (TMB owns the Knotion Shares, so the Parent will be acquiring all of the Companies' Shares) is the amount of $100,000,000.00 (one hundred million dollars 00/100, currency of the United States of America) (the "**Purchase Price**"), plus the assumption of all liabilities of Knotion under certain credit agreements entered into by Knotion with Mexican banks (the "**Knotion Credit Agreements**"), which to this date amount to a total of MXN 306,285,714.00, which depending on the MXN-USD exchange rate amount approximately to $16,000,000.00 (sixteen million dollars 00/100) (the "**Knotion's Debt**").

Section III.2 **Payment of Purchase Price**

The Parties agree that the Purchase Price shall be paid by Parent to the Equity Holders as follows:

(a) $50,000,000.00 (fifty million dollars 00/100) to be paid in cash as follows (i) $10,000,000.00 (ten million dollars 00/100) will be paid no later than 60 (sixty) calendar days immediately following the listing of Parent's equity in Nasdaq, Inc. (the "**Listing**") and (ii) the rest (that is $40,000,000.00) will be paid in $10,000,000.00 (ten million dollars 00/100) quarterly installments immediately following the first payment referred to in subsection (i) of this paragraph.

(b) Subject to the next paragraph, $50,000,000.00 (fifty million dollars 00/100) will be paid with 6,250,000 (six million two hundred and fifty thousand) of Parent's newly issued, fully paid, voting common class A shares (the "**Parent Shares**"), at a value of $8.00 (eight dollars 00/100) per Parent Share, to be delivered by Parent to the Equity Holders on Closing Date, free of any and all Encumbrances.

Notwithstanding the above, at any time as of the date of this Agreement the Equity Holders will have the right, at their sole and absolute discretion, to instruct Parent to (i) cancel 3,125,000 (three million one hundred twenty five thousand) of Parent Shares and in turn (ii) deliver to the Equity Holders $25,000,000.00 (twenty five million dollars 00/100) in cash, in three quarterly installments immediately following the last quarterly payment under subsection (a) of this section III.

Notwithstanding the above, at any time after the Listing, the Equity Holders may, in their sole and absolute discretion, request Parent to pay in fully paid, voting common class A shares of Parent at a value of $8.00 (eight dollars 00/100) per share, any of the cash installments referred to above.

All payments in cash and in Parent Shares will be paid by Parent to each Equity Holder proportionally to each such Equity Holder ownership proportion of the Companies. Pursuant to the foregoing, each Equity Holder will receive the following amount of the Purchase Price:

Equity Holder	Proportion of Purchase Price (USD)
Proyectos Inmobiliarios de Morelia, S.A. de C.V.	$30,571,986.09
Desarrolladora Tres Marías, S.A. de C.V.	$28,064,583.18
Proyectos Inmobiliarios 40, S.A. de C.V.	$24,374,383.02
Infraestructuras Tres Marías, S.A. de C.V.	$12,498,089.56
Secove Proyectos y Construcciones, S.A. de C.V.	$3,108,697.03
Suministros Integrales Guayangareo, S.A. de C.V.	$1,382,201.12
Noel Thomas Trainor Padilla	$60.00
	Total: $100,000,000.00

All payments in cash to be made by Parent to the Equity Holders pursuant to this Agreement will be made by wire transfer of immediately available funds pursuant to payment instructions to be provided to Parent by the Equity Holders.

In case Parent fails to pay when due, in whole or in part, any installment or any part of the Purchase Price (including, without limitation, any part of the cash tranche of such Purchase Price, whether that is $50,000,000.00 or $75,000,000.00), the Equity Holders will have the option, at their own discretion, to (i) terminate the Agreement, get back ownership and title of all of the Companies' Shares and give back to Parent any amounts actually paid on account of the Purchase Price, or (ii) terminate the Agreement and leave Parent only with ownership of an amount of the Companies' Shares that is proportional to the amount actually paid by Parent on account of Purchase Price on a fully diluted basis, considering a valuation of $100,000,000.00 (one hundred million dollars 00/100) (as an example, if Parent only pays $20,000,000.00 of the Purchase Price and the Equity Holders decide in their sole discretion for this option (ii), then Parent shall own 20% (twenty percent) of the TMB Shares on a fully diluted basis). This option (ii) will be subject to the Parties entering into a shareholder's agreement in form and substance reasonably satisfactory to the Equity Holders. Notwithstanding whether the Equity Holders decide to exercise option (i) or (ii), in any case the Parent understands and agrees that in case it fails to pay when due, in whole or in part, any installment or any part of the Purchase Price (including, without limitation, any part of the cash tranche of such Purchase Price, whether that is $50,000,000.00 or $75,000,000.00), then automatically (a) the amount of the Funding shall be capitalized into Knotion at a valuation of $100,000,000.00 (one hundred million dollars 00/100) and Knotion will issue in favor of Parent the relevant shares in the capital stock of Knotion representing 16% (sixteen percent) of Knotion's capital stock, and (b) the Parent shall enter into a shareholder's agreement in form and substance reasonably satisfactory to the Equity Holders).

Section III.3 Closing

Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "**Closing**") shall take place on August 29, 2024 (the "**Closing Date**").

Section III.4 Closing Events and Post-Closing Obligations

On the Closing Date, the Parties shall execute, acknowledge, and deliver (or shall ensure to be executed, acknowledged, and delivered), any and all certificates and other documents required by this Agreement to be so delivered on or prior to the Closing Date, together with such other items as may be reasonably requested by the Parties hereto in order to effectuate or evidence the transactions contemplated hereby.

Pursuant to the above, on Closing Date (i) the Equity Holders shall assign, transfer and deliver full ownership of all the Companies' Shares, free and clear of any and all Encumbrances to the Parent and, for such purposes, on Closing Date each Equity Holder shall endorse title (*endoso en propiedad* under Mexican applicable law) of each of their relevant title certificates showing ownership of such Companies' Shares (that is, all title certificates showing ownership of all TMB Shares and the title certificate showing ownership of the Knotion Share owned by Mr. Noel Thomas Trainor Padilla); and (ii) the Parent shall assign, transfer and deliver full title of the Parent Shares to each of the Equity Holders, pursuant to applicable law (including, without limitation, any applicable securities law).

On Closing Date and immediately after transfer of ownership of the Companies' Shares to Parent, Parent will transfer all but one of the TMB Shares to an irrevocable Mexican security trust agreement in favor of the Equity Holders and (ii) the outstanding TMB Share will be pledged in favor of the Equity Holders pursuant to a Mexican share pledge agreement (together, the "**Mexican Guarantees**"). Both

the irrevocable Mexican security trust agreement and the Mexican share pledge agreement shall be in form and substance reasonably satisfactory to the Equity Holders. The Mexican Guarantees will remain in full force and effect until payment in full by the Parent of the Purchase Price.

If so requested by the Equity Holders, on Closing Date the Parent shall enter into a registration rights agreement with the Equity Holders to allow such Equity Holders to sell the Parent Shares at any time.

The obligations of the Equity Holders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, no later than 30 (thirty) calendar days after the Listing, of the following condition: Parent shall transfer to Knotion the full amount of Knotion's Debt (that is $16,000,000.00) by wire transfer of immediately available funds pursuant to instructions provided by Knotion (the "**Funding**"), so that Knotion is able to subsequently thereafter pay in full all of Knotion's Debt to the relevant banking institutions, and terminate all of the Knotion Credit Agreements.

Section III.5 Plan of Exchange

The Parties to this Agreement agree that this Agreement shall constitute a Plan of Exchange.

ARTICLE IV
SPECIAL COVENANTS

Section IV.1 Access to Properties & Records

The Companies will authorize representatives of the Parent full access to the properties, books, and records of the Companies, as the case may be, in order that the Parent may have a full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Companies, and shall furnish such reasonable additional financial and operating data, and other information as to the business and properties of the Companies, as the case may be, as shall from time to time be reasonably requested by Parent.

As a condition for the Companies to authorize access to any properties, books, records or any other information whatsoever pursuant to the above, Parent must enter into a confidentiality agreement in form and substance reasonably satisfactory to the Companies.

Section IV.2 Delivery of Books & Records

On or prior to Closing Date, Knotion shall deliver to the Parent copies of the corporate minute books, books of account, contracts, records, and all other books or documents of the Companies now in the possession of the Companies or its representatives as reasonably requested by the Parent.

Section IV.3 Third Party Consents & Certificates

The Parent and the Companies hereby agree to cooperate with each other in order to obtain any required third-party consents (governmental or not) to this Agreement and the transactions herein contemplated, that are listed in the Parent Schedules or in the Companies' Schedules, if any.

Section IV.4 Restrictive Covenants

(a) Except as specifically contemplated hereby, or otherwise only with the previous written authorization of the Equity Holders, during the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing Date or (b) the date that is 2 (two) years after the date on which this Agreement is terminated, no employee or agent of Parent or Parent or any affiliate of Parent shall be permitted to take any action, directly or indirectly, to induce any

employee or independent contractor of any of the Companies to terminate his or her employment with, or retention by, such Company.

(b) Except as specifically contemplated hereby or otherwise only with the previous written authorization of Parent, as of the date hereof the Companies shall not incur in additional bank indebtedness (in the understanding that this shall not affect non-banking indebtedness to be incurred by the Companies in the ordinary course of its business as necessary for the regular operation of the Companies).

ARTICLE V
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT

The obligations of the Parent to consummate the transactions contemplated under this Agreement are subject to the full satisfaction, on or prior to the Closing Date, of each of the following conditions, unless waived in writing by the Parent in its absolute and sole discretion:

Section V.1 Performance of Covenants & Accuracy of Representations

The representations and warranties made by the Companies and the Equity Holders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement).

The Companies and the Equity Holders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by the Companies and the Equity Holders prior to or on the Closing Date.

Section V.2 Litigation Certificate

The Parent shall have been furnished with the certification, dated as of the Closing Date and signed by a duly authorized officer of the Companies, to the effect that no litigation, proceeding, investigation, or inquiry is pending, or to the best knowledge of the Companies threatened (unless disclosed to the Parent in the Companies' Schedules), which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement, or, to the extent not disclosed in the Companies' Schedules, which might result in any material adverse change in any of the assets, properties, business, or operations of the Companies.

Section V.3 Tax Returns

The Parent shall have been furnished with the certification, dated as of the Closing Date and signed by a duly authorized officer of the Companies, to the effect that the Companies have filed all tax returns required to have been filed by them to date and have paid all taxes reported as due thereon.

Section V.4 Corporate Approvals

The transactions contemplated under this Agreement shall have been approved by the relevant corporate authorities of the Companies.

Section V.5 No Governmental Prohibition

No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment, or restraining order shall have been enacted, entered, promulgated, or enforced by any court or governmental or regulatory authority or instrumentality which prohibits the consummation of the transactions contemplated hereby.

Section V.6 Consents

All consents, approvals, waivers or amendments pursuant to all contracts, licenses, permits, trademarks and other intangibles in connection with the transactions contemplated herein, or for the continued operation of the Companies after the Closing Date on the basis as presently operated and which are listed in the Companies' Schedules shall have been obtained.

Section V.7 Evidence of Satisfaction of Conditions Precedent

The Equity Holders shall notify the Parent about the compliance and satisfaction of the above conditions by delivering to Parent a certification, dated as of the Closing Date and signed by a duly authorized officer of the Equity Holders, to the effect that all of the above conditions have been satisfied.

ARTICLE VI
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE EQUITY HOLDERS

The obligations of the Equity Holders to consummate the transactions contemplated under this Agreement are subject to the full satisfaction, on or prior to the Closing Date, of each of the following conditions, unless waived in writing by the Equity Holders in their absolute and sole discretion:

Section VI.1 Performance of Covenants & Accuracy of Representations

The representations and warranties made by the Parent in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement).

The Parent shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by the Parent prior to or on the Closing Date.

Section VI.2 Litigation Certificate

The Equity Holders shall have been furnished with the certification, dated as of the Closing Date and signed by a duly authorized officer of the Parent, to the effect that no litigation, proceeding, investigation, or inquiry is pending, or to the best knowledge of the Parent threatened (unless disclosed to the Equity Holders in the Parent Schedules), which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement, or, to the extent not disclosed in the Parent Schedules, which might result in any material adverse change in any of the assets, properties, business, or operations of the Parent.

Section VI.3 Tax Returns

The Equity Holders shall have been furnished with the certification, dated as of the Closing Date and signed by a duly authorized officer of the Parent, to the effect that the Parent has filed all tax returns required to have been filed by it to date and has paid all taxes reported as due thereon.

Section VI.4 Corporate Approvals

The transactions contemplated under this Agreement shall have been approved by the relevant corporate authorities of the Parent.

Section VI.5 No Governmental Prohibition

No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment, or restraining order shall have been enacted, entered, promulgated, or enforced by any court or governmental or

regulatory authority or instrumentality which prohibits the consummation of the transactions contemplated hereby.

Section VI.6 Evidence of Satisfaction of Conditions Precedent

The Parent shall notify the Equity Holders about the compliance and satisfaction of the above conditions by delivering to the Equity Holders t a certification, dated as of the Closing Date and signed by a duly authorized officer of the Parent, to the effect that all of the above conditions have been satisfied.

ARTICLE VII
TERMINATION

This Agreement may be terminated at any time on the following situations:

(a) by mutual agreement among the Parties; or

(b) by the Equity Holders in case Listing has not taken place on or before October 30, 2024 (in the understanding that the Equity Holders may agree in writing with Parent a different date); or

(c) by the Equity Holders in case Parent fails to complete the Funding or to pay any installment of the Purchase Price.

In the event of termination of this Agreement pursuant to the above, this Agreement shall cease to produce effects between the Parties, without liability of any kind whatsoever between the Parties, with the exception of section III.2 and the sections included in Article VIII (Miscellaneous), which shall remain in full force and effect, in accordance with the terms set forth therein.

ARTICLE VIII
MISCELLANEOUS

Section VIII.I Government Law, Jurisdiction, & Venue

This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to the matters of State law, with the laws of the State of New York. The venue for all matters shall be in New York City, without giving effect to principles of conflicts of law thereunder. Each of the Parties irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the federal courts of the United States sitting in Manhattan, New York. By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the aforesaid court, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Each Party hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby (whether based on contract, tort or any other theory). Each party hereto acknowledges that it has been induced to enter into this Agreement by, among other things, the mutual waivers in this section.

Section VIII.2 Notices

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand with written confirmation of receipt; (b) when received by the addressee if sent by an internationally recognized

overnight courier (receipt requested); or (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this section):

If to the Parent, to:

DOC.COM INC.
408 Broadway, 2nd Floor, New York, NY 10013
Info@Doc.Group

If to the Companies or the Equity Holders, to

PROYECTOS INMOBILIARIOS DE MORELIA, S.A. DE C.V.
Av. Paseo del Punhuato #1466, colonia Tres Marías, 58254, Morelia, Michoacán, Mexico
noel@knotion.com

With copy to Pablo Aguilar Albo at:
Av. Cumbre de Naciones 1200, colonia Tres Marías, 58254, Morelia, Michoacán, Mexico
paguilar@cinepolis.com

Section VIII.3 **Attorney's Fees**

In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the prevailing Party shall be reimbursed by the losing Party for all costs, including reasonable attorney's fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

Section VIII.4 **Confidentiality**

Each Party hereto agrees with the others that, unless and until the transactions contemplated by this Agreement have been fully consummated, it and its representatives will hold in strict confidence all data and information obtained with respect to another Party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other Party, and shall not use such data or information or disclose the same to others, except (i) to the extent such data or information is publicly available or is a matter of public knowledge, or is required by a competent authority to be revealed; or (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement. In the event of termination of this Agreement, each Party shall return to the other Parties all documents and other materials obtained by it or on its behalf and shall destroy all copies, digests, work papers, abstracts or other materials relating thereto, and each Party will continue to comply with the confidentiality provisions set forth herein.

Section VIII.5 **Public Announcements & Filings**

Unless required by applicable law or regulatory authority, the Parties will not issue any report, statement or press release to the general public, to the general trade or trade press, or to any third-party (other than its advisors and representatives in connection with the transactions contemplated hereby) or file any document, relating to this Agreement and the transactions contemplated hereby, except as may be agreed by the Parties. Copies of any such filings, public announcements or disclosures, including any announcements or disclosures mandated by law or regulatory authorities, shall be delivered to the other Party at least one (1) business day prior to the release thereof.

Section VIII.6 **Recitals**

The recitals to this Agreement are true and correct and are incorporated herein, in their entirety,

by this reference.

Section VIII.7 Expenses

Subject to section VIII.3 (Attorney's Fees) above, whether or not this Agreement is consummated, each of the Parties will bear its own respective expenses, including legal, accounting and professional fees, incurred in connection with this Agreement or any of the other transactions contemplated hereby.

Section VIII.8 Representative of Equity Holders

The Equity Holders hereby appoint PROYECTOS INMOBILIARIOS DE MORELIA, S.A. DE C.V., as the only Equity Holder that may issue communications under this Agreement on behalf of any of such Equity Holders.

Section VIII.9 Counterparts

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section VIII.10 Amendment or Waiver

Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any Party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. This Agreement may be amended only in writing and signed by all Parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance may be extended by only in writing signed by the Party or Parties for whose benefit the provision is intended.

Section VIII.11 Best Efforts

Subject to the terms and conditions herein provided, each Party shall use its best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as soon as practicable. Each Party also agrees that it shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective this Agreement and the transactions contemplated herein.

Section VIII.12 Assignment and Third Party Beneficiaries

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Parties and any purported assignment in violation of this provision is void.

This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section VIII.13 Entire Agreement

This Agreement represents the entire agreement between the Parties relating to the subject matter thereof and supersedes all prior agreements, understandings and negotiations, written or oral, with

respect to such subject matter.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties hereto have caused this CASH AND SHARE EXCHANGE AGREEMENT entered into as of this 8th day of August 2024 to be executed by their respective officers, hereunto duly authorized:

DOC.COM INC.

By:
Name: Charles Nader
Title: Founder & Chairman

KNOTION, S.A. DE C.V.

By:
Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

TMB FINANCIAL, S.A. DE C.V.

By:
Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

PROYECTOS INMOBILIARIOS DE MORELIA, S.A. DE C.V.

By:
Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

DESARROLLADORA TRES MARÍAS, S.A. DE C.V.

By:
Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

PROYECTOS INMOBILIARIOS 40, S.A. DE C.V.

By:
Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

INFRAESTRUCTURAS TRES MARÍAS, S.A. DE C.V.

By: ______________________

Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

SECOVE PROYECTOS Y CONSTRUCCIONES, S.A. DE C.V.

By: ______________________

Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

SUMINISTROS INTEGRALES GUAYANGAREO, S.A. DE C.V.

By: ______________________

Name: Enrique Ramírez Magaña
Title: Attorney-in-fact

NOEL THOMAS TRAINOR PADILLA

By: ______________________

ANNEX A

ARTICLES OF INCORPORATION OF THE COMPANIES

ANNEX B

ARTICLES OF INCORPORATION OF THE PARENT, DOC.COM INC.